                                             Filed Pursuant to Rule 424(b)(2)
                                                Registration No. 333-52197

PROSPECTUS SUPPLEMENT
JULY 14, 1998
(TO PROSPECTUS DATED JUNE 17, 1998)

                                  $600,000,000
                            USA WASTE SERVICES, INC.
                            7% SENIOR NOTES DUE 2028

    The 7% Senior Notes due 2028 are being issued by USA Waste Services, Inc., a Delaware corporation. Interest on the 7% Senior Notes due 2028 is payable semi-annually on January 15 and July 15 of each year commencing on January 15, 1999. The 7% Senior Notes due 2028 constitute senior and unsecured obligations of the Company, ranking PARI PASSU in right of payment with all other senior and unsecured obligations of the Company. See "Description of Notes--General."

    The 7% Senior Notes due 2028 are redeemable, in whole or in part, at the option of the Company at any time and from time to time at a redemption price equal to the Make-Whole Price set forth herein. See "Description of Notes--Redemption at the Company's Option." The 7% Senior Notes due 2028 are not subject to any sinking fund.

    The 7% Senior Notes due 2028 will be represented by a Global Security registered in the name of the nominee of The Depository Trust Company, which will act as securities depositary. Beneficial interests in such Global Securities will be shown on, and transfers thereof will be effected only through, records maintained by The Depository Trust Company and its direct and indirect participants. Except as described herein, the 7% Notes due 2028 will not be issued in definitive form. See "Description of Notes--Book-Entry, Delivery and Form."

    Concurrent with this Offering, the Company is offering pursuant to a separate Prospectus Supplement $600,000,000 aggregate principal amount of 6 1/8% Mandatorily Tendered Senior Notes due 2011. Consummation of this Offering is not a condition to consummation of the offering of the 6 1/8% Mandatorily Tendered Senior Notes due 2011, and consummation of the offering of the 6 1/8% Mandatorily Tendered Senior Notes due 2011 is not a condition to consummation of this Offering.

 THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND
      EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION
      PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS SUPPLEMENT
           OR PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A
                               CRIMINAL OFFENSE.

-----------------------------------------------------------------------------------------------------------------------
                                                                          PRICE TO        UNDERWRITING    PROCEEDS TO
                                                                         PUBLIC (1)       DISCOUNT (2)    COMPANY (3)
-----------------------------------------------------------------------------------------------------------------------
Per 7% Senior Note due 2028.........................................       98.887%           0.875%         98.012%
Total...............................................................   $   593,322,000   $ 5,250,000     $  588,072,000
-----------------------------------------------------------------------------------------------------------------------

(1) PLUS ACCRUED INTEREST, IF ANY, FROM THE DATE OF ISSUANCE.

(2) THE COMPANY HAS AGREED TO INDEMNIFY THE UNDERWRITERS AGAINST CERTAIN LIABILITIES, INCLUDING LIABILITIES UNDER THE SECURITIES ACT OF 1933, AS AMENDED. SEE "UNDERWRITING."

(3) BEFORE DEDUCTING EXPENSES PAYABLE BY THE COMPANY ESTIMATED AT $250,000.

    The 7% Senior Notes due 2028 are offered by the several underwriters when, as and if delivered to and accepted by them, subject to certain conditions, including their rights to withdraw, cancel or reject orders in whole or in part. It is expected that delivery of the 7% Senior Notes due 2028 will be made in New York, New York, on or about July 17, 1998, in book-entry form through the facilities of The Depository Trust Company against payment therefor in immediately available funds.

DONALDSON, LUFKIN & JENRETTE

          CREDIT SUISSE FIRST BOSTON

                    GOLDMAN, SACHS & CO.

                              MERRILL LYNCH & CO.

                                         SALOMON SMITH BARNEY

    CERTAIN PERSONS PARTICIPATING IN THIS OFFERING MAY ENGAGE IN TRANSACTIONS THAT STABILIZE, MAINTAIN OR OTHERWISE AFFECT THE PRICE OF THE OFFERED SECURITIES. SPECIFICALLY, THE UNDERWRITERS MAY OVERALLOT IN CONNECTION WITH THE OFFERING AND MAY BID FOR AND PURCHASE THE OFFERED SECURITIES IN THE OPEN MARKET. FOR A DESCRIPTION OF THESE ACTIVITIES, SEE "UNDERWRITING."

                         PROSPECTUS SUPPLEMENT SUMMARY

    THE FOLLOWING SUMMARY IS QUALIFIED IN ITS ENTIRETY BY THE MORE DETAILED INFORMATION, INCLUDING THE USA WASTE SELECTED HISTORICAL FINANCIAL DATA, THE USA WASTE AND WASTE MANAGEMENT SUMMARY COMBINED UNAUDITED PRO FORMA CONDENSED FINANCIAL INFORMATION, AND THE CONSOLIDATED FINANCIAL STATEMENTS AND NOTES THERETO, INCLUDED OR INCORPORATED BY REFERENCE IN THIS PROSPECTUS SUPPLEMENT AND THE ACCOMPANYING PROSPECTUS. THE "COMPANY" AND "USA WASTE" REFER TO USA WASTE SERVICES, INC. AND ITS SUBSIDIARIES AND PREDECESSORS, UNLESS OTHERWISE INDICATED OR THE CONTEXT REQUIRES OTHERWISE.

                                  THE COMPANY

    USA Waste is the third largest integrated, nonhazardous solid waste management company in North America, as measured by revenues for the 1997 fiscal year, and currently serves commercial, industrial, municipal and residential customers in various locations in the United States, Canada and Puerto Rico. The Company's solid waste management services include collection, transfer and disposal operations and, to a lesser extent, recycling and certain other waste management services. As of March 31, 1998, USA Waste, through its subsidiaries, owned or operated an extensive network of landfills, transfer stations and collection operations and served in excess of eight million customers.

    The Company believes that providing fully-integrated waste management services gives it a competitive advantage in its markets and allows for a relatively higher level of waste internalization and profitability. For the three months ended March 31, 1998, approximately 64% of the Company's revenues were attributable to collection operations, approximately 21% were attributable to landfill operations, approximately 12% were attributable to transfer operations, and approximately 3% were attributable to recycling and other waste management services.

    The Company operates on a decentralized basis through five geographic regions with a diversified customer base. Based on collection revenues for the three months ended March 31, 1998, the Company's customers were approximately 40% commercial, 30% industrial and 30% municipal and residential.

    The Company's strategy includes the following key elements: (i) increasing productivity and operating efficiencies in existing and acquired operations,
(ii) increasing revenues and enhancing profitability in its existing markets through "tuck-in" acquisitions, and (iii) expanding into new markets through acquisitions. The Company seeks to become the low-cost operator in each of its markets by increasing productivity and operating efficiencies through implementation of uniform administrative systems, consolidation of collection routes, improvement of equipment utilization and increases in employee productivity through incentive compensation and training programs. The Company regularly pursues opportunities to expand its services through the acquisition of additional solid waste management businesses and operations that can be effectively integrated with the Company's existing operations. In addition, the Company regularly pursues merger or acquisition transactions, some of which are significant, in new markets where the Company believes it can strengthen its overall competitive position as a national provider of integrated solid waste management services.

    USA Waste was incorporated under the laws of the State of Delaware in April 1995 to become the successor to USA Waste Services, Inc., an Oklahoma corporation organized in 1987. The principal executive offices of USA Waste are located at 1001 Fannin Street, Suite 4000, Houston, Texas 77002 and its telephone number is (713) 512-6200.

                              RECENT DEVELOPMENTS

    On March 10, 1998, the Company entered into a definitive agreement and plan of merger pursuant to which a subsidiary of the Company will be merged with and into Waste Management, Inc. ("Waste Management") and Waste Management will become a wholly-owned subsidiary of the Company (the "Merger"). Waste Management is a leading international provider of waste management and related services to governmental, residential, commercial and industrial customers in the United States and select international markets, and had revenues in 1997 of approximately $9.2 billion. As of the effective time of the Merger, each outstanding share of Waste Management common stock ("Waste Management Common Stock"), other than shares held in Waste Management's treasury or owned by Waste Management, the Company or any wholly-owned subsidiaries of either of them, will be converted into the right to receive 0.725 of a share of the Company's common stock ("USA Waste Common Stock"). It is anticipated that the Company will issue approximately 353 million shares of its common stock (not including shares reserved for option and warrant exercises and convertible debt) in connection with the Merger and that the Merger will be accounted for as a pooling of interests. Following the Merger, the Company will be renamed "Waste Management, Inc." ("New Waste Management"). The consummation of the Merger is subject to a number of conditions, including obtaining all consents, approvals and authorizations legally required to be obtained to consummate the Merger (including under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended) and approval by the stockholders of the Company and Waste Management. It is expected that the Merger will be consummated shortly after the later of (a) authorization from the Department of Justice and (b) approval by the stockholders of the Company and Waste Management. The Company and Waste Management each received a second request for information from the Department of Justice, and they have each set July 15, 1998 as the date of their stockholders' meeting to vote on the Merger. There can be no assurance that the conditions to the Merger will be satisfied or waived, and therefore, there can be no assurance that the Merger will be consummated.

    Following the consummation of the Merger, John E. Drury, the current Chief Executive Officer of the Company will remain in such position with New Waste Management, and the current President and Chief Operating Officer, and Executive Vice President and Chief Financial Officer of the Company are expected to remain in such positions with New Waste Management. The current Chairman of the Board and Chief Executive Officer of Waste Management will become non-executive Chairman of the New Waste Management Board of Directors for a 12-month term, after which Mr. Drury will become Chairman of the Board and will continue as Chief Executive Officer of New Waste Management. The Board of Directors of New Waste Management immediately following the effective time of the Merger will consist of 14 members, seven of whom will be designated by the Company and seven of whom will be designated by Waste Management.

    Pursuant to the Merger, as a condition to receiving pooling of interests accounting treatment, Waste Management was required to issue approximately 20 million shares of Waste Management Common Stock. This offering was completed on June 15, 1998, resulting in net proceeds to Waste Management of approximately $607.5 million. In addition, on May 15, 1998 Waste Management announced that its Board of Directors has adopted a new dividend policy, reducing regular quarterly dividends from $0.17 per share to $0.01 per share.

    On June 29, 1998, Waste Management announced that it had reached an agreement to acquire the publicly owned shares of its subsidiary, Waste Management International plc. Waste Management has indicated that the transaction is not expected to have a material impact on its future earnings.

    Upon the consummation of the Merger, it is expected that New Waste Management will enter into a revolving credit facility in the amount of $3.0 billion (the "New Credit Facility"), which will be in addition to the Company's existing $2.0 billion revolving credit facility (the "Credit Facility"). It is further expected that the New Credit Facility and the Credit Facility will each be guaranteed by Waste Management, Inc., as a subsidiary of New Waste Management. Further, upon the consummation of the Merger, New Waste Management will unconditionally guarantee the outstanding senior indebtedness of Waste Management, and Waste Management will unconditionally guarantee the outstanding senior indebtedness of New Waste Management, including the 7% Senior Notes due 2028 and the 6 1/8% Mandatorily Tendered Senior Notes due 2011 (the "2011 Notes"). As a consequence of such guarantees, the New Credit Facility, the Credit Facility, the senior indebtedness of New Waste Management and the senior indebtedness of Waste Management will be ranked on a PARI PASSU basis. Upon any release by the lenders under the New Credit Facility and the Credit Facility (or any replacement or new principal credit facility of New Waste

Management) of the Waste Management guarantee, Waste Management and New Waste Management shall each be deemed automatically and unconditionally released and discharged from their respective obligations under the guarantees of such senior indebtedness of the other so guaranteed. See "Description of Notes--General."

                                  THE OFFERING

Securities Offered............  $600,000,000 aggregate principal amount of 7%
                                Senior Notes due 2028 (the "Notes").

Maturity......................  July 15, 2028.

Interest Payment Dates........  January 15 and July 15 of each year, commencing January 15, 1999.

Optional Redemption...........  The Notes are redeemable, in whole or in part, at the option of the Company at any time and from time to time at a redemption price equal to the Make-Whole Price (as defined herein). See "Description of Notes--Redemption at the Company's Option."

Sinking Fund..................  None.

Ranking.......................  The Notes constitute senior and unsecured obligations of the Company, ranking PARI
                                PASSU in right of payment with all other senior and unsecured obligations of the Company. See "Description of Notes--General."

Covenants.....................  The indenture governing the Notes contains covenants, including, but not limited to, covenants limiting (i) the creation of liens securing indebtedness, and (ii) sale and leaseback transactions.

Use of Proceeds...............  The net proceeds from the sale of the Notes in this offering (the "Offering") and the concurrent offering of 2011 Notes (the "2011 Notes Offering") are expected to be used to repay outstanding indebtedness under the Credit Facility. Amounts repaid on the Credit Facility may be reborrowed from time to time for capital expenditures and other general corporate purposes, including possible future acquisitions. See "Use of Proceeds."

                                USE OF PROCEEDS

    The net proceeds to the Company from the sale of the Notes in this Offering, after deducting underwriting discounts and commissions and estimated offering expenses, are $587.8 million.

    The net proceeds of this Offering and the concurrent 2011 Notes Offering are expected to be used to repay outstanding indebtedness under the Credit Facility. At March 31, 1998, the aggregate outstanding balance of loans and letters of credit under the Credit Facility was $1.8 billion ($483.3 million of which were letters of credit). Borrowings under the Credit Facility bear interest at a rate (currently 5.925%) equal to the Eurodollar rate plus an amount not in excess of 0.575% per annum and mature on August 7, 2002. Amounts currently outstanding under the Credit Facility were incurred to refinance existing indebtedness and for capital expenditures and other general corporate purposes, including acquisitions. Amounts repaid on the Credit Facility may be reborrowed from time to time for capital expenditures and other general corporate purposes, including possible future acquisitions.

                      RATIOS OF EARNINGS TO FIXED CHARGES

    The following table sets forth the Company's consolidated ratios of earnings to fixed charges for the periods shown:

                                                                                                                 THREE MONTHS
                                                                                                                     ENDED
                                                                  YEAR ENDED DECEMBER 31,                          MARCH 31,
                                              ---------------------------------------------------------------  -----------------
                                                 1993         1994         1995         1996         1997            1998
Actual......................................         1.9x         1.1x         2.4x         2.3x         4.1x            5.0x

    The Company's consolidated ratios of earnings to fixed charges were computed by dividing earnings available for fixed charges by fixed charges. For this purpose, earnings available for fixed charges are the sum of income before income taxes, undistributed earnings from affiliated companies minority interest, cumulative effect of accounting changes and fixed charges, excluding capitalized interest. Fixed charges are interest, whether expensed or capitalized, amortization of debt expense and discount on premium relating to indebtedness, and such portion of rental expense that can be demonstrated to be representative of the interest factor in the particular case.

    The following table sets forth the Company's consolidated ratios of earnings to fixed charges for the periods shown on a supplemental basis excluding nonrecurring items:

                                                                                                                 THREE MONTHS
                                                                                                                     ENDED
                                                                  YEAR ENDED DECEMBER 31,                          MARCH 31,
                                              ---------------------------------------------------------------  -----------------
                                                 1993         1994         1995         1996         1997            1998
Supplemental................................         2.0x         2.4x         3.2x         4.5x         5.1x            5.0x

    Nonrecurring items in 1997 represent merger costs, primarily related to the Company's merger with United Waste Systems, Inc. ("United") in August 1997, and unusual items, primarily related to the closure of two transfer stations in Minnesota, estimated losses related to the closure and abandonment of two landfills in Massachusetts, and various other terminated projects. Nonrecurring items in 1996 represent merger costs, primarily related to mergers with Sanifill, Inc. ("Sanifill") in August 1996 and Western Waste Industries ("Western") in May 1996, and unusual items, primarily related to retirement benefits associated with Western's pre-merger retirement plan, estimated future losses related to municipal solid waste contracts in California as a result of the continuing decline in prices of recyclable materials, estimated losses related to the disposition of certain non-core business assets, project reserves related to Mexican operations, and various other terminated projects. Nonrecurring items in 1995 primarily represent merger costs related to the merger with Chambers Development Company, Inc. ("Chambers") in June 1995 and nonrecurring interest related to extension fees and other charges associated with the refinancing of

Chambers' pre-merger debt. Nonrecurring items in 1994 primarily represent shareholder litigation costs incurred in connection with a settled class action of consolidated suits on similar claims alleging federal securities law violations against Chambers, certain of its officers and directors, its former auditors, and the underwriters of its securities. Nonrecurring items in 1993 were not material.

    The following table sets forth for the periods presented the ratios of earnings to fixed charges on a pro forma combined basis giving effect to the Merger and excluding nonrecurring items:

                                                                                                                 THREE MONTHS
                                                                                                                     ENDED
                                                                  YEAR ENDED DECEMBER 31,                          MARCH 31,
                                              ---------------------------------------------------------------  -----------------
                                                 1993         1994         1995         1996         1997            1998
Pro Forma Combined..........................         3.5x         3.1x         3.3x         3.1x         2.7x            3.0x

    In addition to the nonrecurring items discussed above, the pro forma combined ratios of earnings to fixed charges exclude asset impairment losses of $1,480,262,000 and special charges of $145,990,000 for the year ended December 31, 1997, asset impairment losses of $64,729,000 and special charges of $370,735,000 for the year ended December 31, 1996, asset impairment losses of $53,772,000 and special charges of $335,587,000 for the year ended December 31, 1995, asset impairment losses of $33,970,000 for the year ended December 31, 1994, and asset impairment losses of $29,009,000 and special charges of $524,767,000 for the year ended December 31, 1993.

                                 CAPITALIZATION

    The following table sets forth the (i) actual consolidated cash and cash equivalents and capitalization of the Company as of March 31, 1998; (ii) the consolidated cash and cash equivalents and capitalization, as adjusted to give effect to this Offering and the 2011 Notes Offering and the anticipated application of the aggregate net proceeds of $1,183.6 million; and (iii) the pro forma combined cash and cash equivalents and capitalization of the Company and Waste Management as of March 31, 1998, giving effect to the Merger and as adjusted in (ii) above for this Offering and the 2011 Notes Offering. See "Use of Proceeds."

    The pro forma as adjusted combined cash and cash equivalents and capitalization reflects the sale of 20 million shares of Waste Management Common Stock that occurred June 15, 1998. For the purposes of this table, net proceeds from the Waste Management Common Stock offering were assumed to have been $614.4 million, as discussed in the pro forma financial information provided herein. The actual proceeds from the Waste Management Common Stock offering did not differ materially from the amounts assumed. A portion of the proceeds from the Waste Management Common Stock offering were used to reduce Waste Management's obligations to former stockholders of Wheelabrator Technologies, Inc. ("WTI").

    This table should be read in conjunction with and is qualified by reference to the Company's Consolidated Financial Statements and Notes thereto and the USA Waste and Waste Management Combined Unaudited Pro Forma Condensed Financial Statements included or incorporated by reference in this Prospectus Supplement and the accompanying Prospectus.

                                                                                AS OF MARCH 31, 1998
                                                                   ----------------------------------------------
                                                                                                 COMPANY AND
                                                                                               WASTE MANAGEMENT
                                                                     COMPANY      COMPANY     PRO FORMA COMBINED
                                                                     ACTUAL     AS ADJUSTED      AS ADJUSTED
                                                                                   (IN THOUSANDS)
Cash and cash equivalents........................................  $    46,260  $    46,260     $      358,121
                                                                   -----------  -----------  --------------------
                                                                   -----------  -----------  --------------------
Long-term debt (including current maturities):
  Credit facility................................................  $ 1,333,000  $   149,400     $      329,400
  Commercial paper...............................................      --           --                 427,595
  Obligation to former WTI stockholders..........................      --           --                 261,832
  Existing Notes and debentures..................................    1,091,240    1,091,240          4,774,495
  7% Senior Notes due 2028.......................................      --           600,000            600,000
  6 1/8% Mandatorily Tendered Senior Notes due 2011..............      --           600,000            600,000
  Convertible subordinated notes and other
    subordinated notes...........................................      799,775      799,775          1,249,312
  WTI project debt...............................................      --           --                 784,146
  Other..........................................................      407,399      407,399          1,306,683
                                                                   -----------  -----------  --------------------
    Total long-term debt, including
      current maturities.........................................    3,631,414    3,647,814         10,333,463
                                                                   -----------  -----------  --------------------
Stockholders' equity:
  Preferred stock, 10,000,000 shares
    authorized, none issued......................................      --           --                --
  Common stock, 500,000,000 shares
    authorized, 219,834,550 shares
    (572,269,938 pro forma
    shares) issued...............................................        2,198        2,198              5,723
  Additional paid-in capital.....................................    2,436,447    2,436,447          3,267,468
  Retained earnings..............................................      374,459      374,459          2,033,929
  Accumulated other comprehensive income.........................      (37,498)     (37,498)          (316,298)
  Treasury stock.................................................         (484)        (484)              (484)
  Restricted stock unearned compensation.........................      --           --                 (10,252)
  Employee stock benefit trust...................................      --           --                (335,436)
                                                                   -----------  -----------  --------------------
    Total stockholders' equity...................................    2,775,122    2,775,122          4,644,650
                                                                   -----------  -----------  --------------------
    Total capitalization.........................................  $ 6,406,536  $ 6,422,936     $   14,978,113
                                                                   -----------  -----------  --------------------
                                                                   -----------  -----------  --------------------

          SELECTED HISTORICAL AND SUMMARY COMBINED UNAUDITED PRO FORMA
                        CONDENSED FINANCIAL INFORMATION

    The following selected historical financial information of USA Waste for each of the five years in the period ended December 31, 1997 has been derived from its audited historical financial statements. The following selected historical financial information of USA Waste as of and for the three months ended March 31, 1997 and 1998 has been derived from its unaudited historical financial statements and reflects all adjustments management considers necessary for a fair presentation of the financial position and results of operations for these periods. The selected historical financial information should be read in conjunction with the historical financial statements and notes thereto incorporated by reference in this Prospectus Supplement and the accompanying Prospectus.

    The summary combined unaudited pro forma condensed financial information is derived from the combined unaudited pro forma condensed financial statements, appearing elsewhere herein, which give effect to the Merger by combining the results of operations of USA Waste and Waste Management using the pooling of interests method of accounting as if the Merger had been consummated as of the beginning of the periods presented and as if Waste Management had issued 20 million shares of Waste Management Common Stock as of March 31, 1998, and should be read in conjunction with such pro forma financial statements and notes thereto included in this Prospectus Supplement. The combined unaudited pro forma condensed financial statements as of March 31, 1998 and for the years ended December 31, 1995, 1996 and 1997 and the three months ended March 31, 1998 were prepared based on the respective historical financial statements of USA Waste and Waste Management.

    The combined unaudited pro forma condensed financial information is presented for illustrative purposes only and is not necessarily indicative of the operating results or financial position that would have been achieved had the Merger been consummated as of the beginning of the periods presented, nor is it necessarily indicative of the future operating results or financial position of New Waste Management. The combined unaudited pro forma condensed financial information does not give effect to any possible divestitures of business units (including those which may be required by the antitrust regulatory authorities) or to any cost savings which may result from the integration of USA Waste's and Waste Management's operations nor does such information include the nonrecurring costs directly related to the Merger which are expected to be included in operations of New Waste Management within the 12 months following the Merger. Such nonrecurring costs have yet to be determined; however, such costs are expected to be significant.

                  USA WASTE SELECTED HISTORICAL FINANCIAL DATA

                                                                                                      THREE MONTHS
                                                                                                         ENDED
                                                      YEAR ENDED DECEMBER 31,                          MARCH 31,
                                     ----------------------------------------------------------  ----------------------
                                        1993        1994        1995        1996        1997        1997        1998
                                                                (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)
STATEMENT OF OPERATIONS DATA:
Operating revenues.................  $  887,972  $1,043,687  $1,216,082  $1,649,131  $2,613,768  $  460,484  $  769,440
                                     ----------  ----------  ----------  ----------  ----------  ----------  ----------
Costs and expenses:
  Operating (exclusive of
    depreciation and amortization
    shown below)...................     514,483     596,868     672,117     881,401   1,345,769     241,318     397,492
  General and administrative.......     144,623     159,097     169,686     200,101     284,946      53,677      81,916
  Depreciation and amortization....     108,024     127,108     143,878     191,044     303,241      56,178      86,110
  Merger costs.....................      --           3,782      26,539     126,626     109,411       1,996      --
  Unusual items....................       2,672       8,863       4,733      63,800      24,720      --          --
                                     ----------  ----------  ----------  ----------  ----------  ----------  ----------
                                        769,802     895,718   1,016,953   1,462,972   2,068,087     353,169     565,518
                                     ----------  ----------  ----------  ----------  ----------  ----------  ----------
Income from operations.............     118,170     147,969     199,129     186,159     545,681     107,315     203,922
                                     ----------  ----------  ----------  ----------  ----------  ----------  ----------
Other income (expenses):
  Shareholder litigation settlement
    and other litigation related
    costs..........................      (5,500)    (79,400)     --          --          --          --          --
  Interest expense:
    Nonrecurring...................      --          (1,254)    (10,994)     --          --          --          --
    Other..........................     (50,737)    (54,102)    (58,619)    (60,497)   (104,261)    (16,098)    (38,368)
  Interest income..................       5,072       5,085       6,682       6,699       7,634       2,053       1,799
  Other income, net................       1,749       2,629       4,891       6,376      14,213       3,646      34,251
                                     ----------  ----------  ----------  ----------  ----------  ----------  ----------
                                        (49,416)   (127,042)    (58,040)    (47,422)    (82,414)    (10,399)     (2,318)
                                     ----------  ----------  ----------  ----------  ----------  ----------  ----------
Income before income taxes and
  extraordinary item...............      68,754      20,927     141,089     138,737     463,267      96,916     201,604
Provision for income taxes.........      29,170       8,959      60,313      70,398     189,944      38,954      80,642
                                     ----------  ----------  ----------  ----------  ----------  ----------  ----------
Income before extraordinary item...      39,584      11,968      80,776      68,339     273,323      57,962     120,962
Extraordinary item related to early
  retirement of debt, net of
  taxes............................      --          --          --          --          (6,293)     --          --
                                     ----------  ----------  ----------  ----------  ----------  ----------  ----------
Net income.........................  $   39,584  $   11,968  $   80,776  $   68,339  $  267,030  $   57,962  $  120,962
                                     ----------  ----------  ----------  ----------  ----------  ----------  ----------
                                     ----------  ----------  ----------  ----------  ----------  ----------  ----------
Basic earnings per common share:
  Income before extraordinary
    item...........................  $     0.32  $     0.08  $     0.56  $     0.39  $     1.31  $     0.30  $     0.55
  Extraordinary item...............      --          --          --          --           (0.03)     --          --
                                     ----------  ----------  ----------  ----------  ----------  ----------  ----------
  Net income.......................  $     0.32  $     0.08  $     0.56  $     0.39  $     1.28  $     0.30  $     0.55
                                     ----------  ----------  ----------  ----------  ----------  ----------  ----------
                                     ----------  ----------  ----------  ----------  ----------  ----------  ----------
Diluted earnings per common share:
  Income before extraordinary
    item...........................  $     0.32  $     0.08  $     0.54  $     0.37  $     1.26  $     0.29  $     0.52
  Extraordinary item...............      --          --          --          --           (0.03)     --          --
                                     ----------  ----------  ----------  ----------  ----------  ----------  ----------
  Net income.......................  $     0.32  $     0.08  $     0.54  $     0.37  $     1.23  $     0.29  $     0.52
                                     ----------  ----------  ----------  ----------  ----------  ----------  ----------
                                     ----------  ----------  ----------  ----------  ----------  ----------  ----------
Dividends per common share.........  $   --      $   --      $   --      $   --      $   --      $   --      $   --
                                     ----------  ----------  ----------  ----------  ----------  ----------  ----------
                                     ----------  ----------  ----------  ----------  ----------  ----------  ----------
BALANCE SHEET DATA (AT END OF
  PERIOD):
Working capital....................  $   37,565  $    1,901  $   26,134  $   31,842  $   86,736  $  148,997  $  177,910
Intangible assets, net.............     196,353     250,551     433,944     804,251   1,645,985   1,110,900   2,031,811
Total assets.......................   1,617,422   1,833,099   2,455,102   3,631,547   6,622,845   4,591,544   7,589,405
Long-term debt, including current
  maturities.......................     711,014     759,123     909,050   1,504,888   2,763,729   1,732,825   3,631,414
Stockholders' equity...............     623,510     688,603   1,149,885   1,473,990   2,628,976   2,118,698   2,775,122

------------------------

(1) The results of operations in 1997 include charges for merger costs that primarily related to a pooling of interests with United and unusual items for the closure and abandonment of certain landfills and transfer stations and reserves for various other terminated projects.

(2) In 1996, USA Waste recorded merger costs primarily related to its poolings of interests with Western and Sanifill, and unusual items primarily related to retirement benefits associated with Western's pre-merger retirement plan, estimated future losses related to municipal solid waste contracts in California as a result of the continuing decline in prices of recyclable materials, estimated losses related to the disposition of certain non-core business assets, project reserves related to certain operations in Mexico, and various other terminated projects.

(3) USA Waste's results of operations in 1995 include merger costs primarily related to its merger with Chambers and nonrecurring interest related to extension fees and other charges associated with the refinancing of Chambers' pre-merger debt.

(4) The 1994 results of operations include nonrecurring charges primarily related to shareholder litigation costs incurred in connection with a settled class action of consolidated suits on similar claims alleging federal securities law violations against Chambers, certain of its officers and directors, its former auditors, and the underwriters of its securities.

                         USA WASTE AND WASTE MANAGEMENT
      SUMMARY COMBINED UNAUDITED PRO FORMA CONDENSED FINANCIAL INFORMATION

                                                                                                   THREE MONTHS
                                                                                                       ENDED
                                                                YEAR ENDED DECEMBER 31,              MARCH 31
                                                      -------------------------------------------  -------------
                                                          1995           1996           1997           1998
                                                               (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)
STATEMENT OF OPERATIONS DATA:
Operating revenues..................................  $  10,316,307  $  10,874,767  $  11,802,350   $ 2,901,061
                                                      -------------  -------------  -------------  -------------
Costs and expenses:
  Operating (exclusive of depreciation and
    amortization shown below).......................      6,176,196      6,498,708      7,479,745     1,757,707
  General and administrative........................      1,260,192      1,294,471      1,413,244       345,581
  Depreciation and amortization.....................      1,178,896      1,256,727      1,382,356       351,458
  Merger costs......................................         26,539        126,626        109,411       --
  Unusual items.....................................        394,092        499,264      1,650,972       --
(Income) loss from continuing operations held for
  sale, net of minority interest....................        (25,110)          (315)         9,930         2,416
                                                      -------------  -------------  -------------  -------------
                                                          9,010,805      9,675,481     12,045,658     2,457,162
                                                      -------------  -------------  -------------  -------------
Income (loss) from operations.......................      1,305,502      1,199,286       (243,308)      443,899
                                                      -------------  -------------  -------------  -------------
Other income (expense):
  Interest expense:
      Nonrecurring..................................        (10,994)      --             --             --
      Other.........................................       (522,480)      (522,921)      (551,149)     (153,942)
    Interest income.................................         41,565         34,603         45,214         6,109
    Minority interest...............................        (81,367)       (41,289)       (45,442)      (25,302)
    Other income, net...............................        257,586        108,390        126,172        70,323
                                                      -------------  -------------  -------------  -------------
                                                           (315,690)      (421,217)      (425,205)     (102,812)
                                                      -------------  -------------  -------------  -------------
Income (loss) from continuing operations before
  income taxes......................................        989,812        778,069       (668,513)      341,087
Provision for income taxes..........................        492,885        486,616        361,464       161,815
                                                      -------------  -------------  -------------  -------------
Income (loss) from continuing operations............  $     496,927  $     291,453  $  (1,029,977)  $   179,272
                                                      -------------  -------------  -------------  -------------
                                                      -------------  -------------  -------------  -------------
Basic earnings (loss) per common share from
  continuing operations.............................  $        1.00  $        0.55  $       (1.88)  $      0.33
                                                      -------------  -------------  -------------  -------------
                                                      -------------  -------------  -------------  -------------
Diluted earnings (loss) per common share from
  continuing operations.............................  $        0.99  $        0.54  $       (1.88)  $      0.32
                                                      -------------  -------------  -------------  -------------
                                                      -------------  -------------  -------------  -------------
BALANCE SHEET DATA (AT END OF PERIOD):
Working capital (deficit)...........................                                                $(1,537,137)
Intangible assets, net..............................                                                  5,651,426
Total assets........................................                                                 21,248,259
Long-term debt, including current maturities........                                                 10,317,063
Stockholders' equity................................                                                  4,644,650

                            DESCRIPTION OF THE NOTES

    The Notes constitute a series of Senior Debt Securities described in the accompanying Prospectus that will be issued under an indenture, dated as of September 10, 1997 (the "Senior Indenture"), between the Company and Chase Bank of Texas, National Association, as trustee (the "Trustee"). The following description of the particular terms of the Notes offered hereby supplements, and to the extent inconsistent therewith replaces, the description of the general terms and provisions of the Senior Debt Securities set forth in the accompanying Prospectus, to which reference is hereby made. Capitalized terms used but not defined herein or in the accompanying Prospectus have the meanings given to them in the Senior Indenture. As used in this section, the "Company" means USA Waste Services, Inc., but not any of its subsidiaries, unless the context otherwise requires. The following summary of the Senior Indenture and the Notes does not purport to be complete and such summary is subject to the detailed provisions of the Senior Indenture and the Notes to which reference is hereby made for a full description of such provisions.

GENERAL

    The Notes offered by this Prospectus Supplement will be limited in aggregate principal amount to $600,000,000. The Notes constitute senior and unsecured obligations of the Company, ranking PARI PASSU in right of payment with all other senior and unsecured obligations of the Company.

    The Notes will mature July 15, 2028 and will bear interest at the rate per annum set forth on the front cover of this Prospectus Supplement. Interest on the Notes will be payable semiannually on January 15 and July 15 of each year, commencing January 15, 1999, to the persons in whose names the Notes are registered at the close of business on the December 31 and June 30 immediately preceding the Interest Payment Date. Interest will be calculated on the basis of a 360-day year consisting of twelve 30-day months. The Notes will be issued only in fully registered form, without coupons, in denominations of $1,000 and integral multiples thereof. There is no sinking fund applicable to the Notes.

    The Company's obligations under the Credit Facility are currently guaranteed by United and Sanifill, both wholly-owned subsidiaries of the Company. Upon consummation of the Merger, it is expected that New Waste Management will enter into the New Credit Facility, and that each of the Credit Facility and the New Credit Facility will be guaranteed by Waste Management, Inc., as a subsidiary of New Waste Management. Further, upon consummation of the Merger, it is expected that New Waste Management will unconditionally guarantee the outstanding senior indebtedness of Waste Management, and Waste Management will unconditionally guarantee the outstanding senior indebtedness of New Waste Management, including the Notes and the Senior Notes. It is expected that as a consequence of such guarantees, the New Credit Facility, the Credit Facility, the senior indebtedness of New Waste Management and the senior indebtedness of Waste Management will be ranked on a PARI PASSU basis. Upon any release by the lenders under the New Credit Facility and the Credit Facility (or any replacement or new principal credit facility of New Waste Management) of the Waste Management guarantee, Waste Management and New Waste Management shall each be deemed automatically and unconditionally released and discharged from their respective obligations under the guarantees of such senior indebtedness of the other so guaranteed. The Company is seeking, among other proposed amendments, to amend the Credit Facility to have the guarantees provided by United and Sanifill removed, although there can be no assurance such guarantees will be removed. If such guarantees by United and Sanifill are removed, Waste Management, Inc. will be the only subsidiary of New Waste Management guaranteeing the Credit Facility and the New Credit Facility. In such event, the claims of creditors of United, Sanifill and (with the exception of Waste Management assuming the Merger is consummated and the Waste Management guarantee is entered into as described hereinabove) the Company's other subsidiaries (including holders of the $150.0 million aggregate principal amount of outstanding 4 1/2% Convertible Subordinated Debentures due June 1, 2001 of United, and $115.0 million aggregate amount of outstanding 5% Convertible Subordinated Debentures due March 1, 2006 of Sanifill) will effectively have priority with respect to the assets and earnings of such subsidiaries, over the claims of creditors of the Company, including the holders of the Notes. However, upon consummation of the Merger, the claims of creditors of Waste Management will not have such priority as a consequence of Waste Management's guarantee of the Company's senior indebtedness described above during the period such guarantee is in effect.

REDEMPTION AT THE COMPANY'S OPTION

    The Notes will be redeemable at the option of the Company at any time and from time to time, in whole or in part, upon not less than 30 nor more than 60 days notice to each Holder of Notes, at a redemption price equal to the Make-Whole Price. "Make-Whole Price" means an amount equal to the greater of (i) 100% of the principal amount of the Notes and (ii) as determined by an Independent Investment Banker, the sum of the present values of the remaining scheduled payments of principal and interest thereon (not including any portion of such payments of interest accrued as of the date of redemption) discounted to the date of redemption on a semi-annual basis (assuming a 360-day year consisting of twelve 30-day months) at the Adjusted Treasury Rate, plus, in each case, accrued and unpaid interest thereon to the date of redemption. Unless the Company defaults in payment of the redemption price, on and after the date of redemption, interest will cease to accrue on the Notes or portions thereof called for redemption.

    "Adjusted Treasury Rate" means, with respect to any date of redemption, the rate per annum equal to the semi-annual yield to maturity of the Comparable Treasury Issue, assuming a price for the Comparable Treasury Issue (expressed as a percentage of its principal amount) equal to the Comparable Treasury Price for such date of redemption, plus 0.25%.

    "Comparable Treasury Issue" means the United States Treasury security selected by an Independent Investment Banker as having a maturity comparable to the remaining term of the Notes to be redeemed that would be utilized, at the time of selection and in accordance with customary financial practice, in pricing new issues of corporate debt securities of comparable maturity to the remaining term of the Notes.

    "Comparable Treasury Price" means, with respect to any date of redemption,
(i) the average of the bid and asked prices for the Comparable Treasury Issue (expressed in each case as a percentage of its principal amount) on the third Business Day preceding such date of redemption, as set forth in the daily statistical release (or any successor release) published by the Federal Reserve Bank of New York and designated "Composite 3:30 p.m. Quotations for U.S. Government Securities," or (ii) if such release (or any successor release) is not published or does not contain such prices on such Business Day, (A) the average of the Reference Treasury Dealer Quotations for such date of redemption, after excluding the highest and lowest such Reference Treasury Dealer Quotations, or (B) if the Trustee obtains fewer than three such Reference Treasury Dealer Quotations, the average of all such Reference Treasury Dealer Quotations.

    "Independent Investment Banker" means one of the Reference Treasury Dealers appointed by the Trustee after consultation with the Company.

    "Reference Treasury Dealer" means each of Donaldson, Lufkin & Jenrette Securities Corporation; Credit Suisse First Boston Corporation; Goldman, Sachs & Co.; Merrill Lynch, Pierce, Fenner & Smith Incorporated; and Salomon Brothers Inc.; and their respective successors; provided, however, that if any of the foregoing shall not be a primary U.S. Government securities dealer in New York City (a "Primary Treasury Dealer"), the Company shall substitute therefor another Primary Treasury Dealer.

    "Reference Treasury Dealer Quotations" means, with respect to each Reference Treasury Dealer and any date of redemption, the average, as determined by the Trustee, of the bid and asked prices for the Comparable Treasury Issue (expressed in each case as a percentage of its principal amount) quoted in writing to the trustee by such Reference Treasury Dealer at 5:00 p.m. on the third Business Day preceding such date of redemption.

    The Company may purchase the Notes in the open market, by tender or otherwise. The Notes so purchased may be held, resold or surrendered to the Trustee for cancellation. If applicable, the Company will comply with the requirements of Rule 14e-1 under the Securities Exchange Act of 1934, as amended

(the "Exchange Act"), and other securities laws and regulations in connection with any such purchase. The Notes may be defeased in the manner provided in the Senior Indenture.

BOOK-ENTRY, DELIVERY AND FORM

    Except as set forth below, the Notes will initially be issued in the form of one or more registered Notes in global form (the "Global Notes"). Each Global Note will be deposited on the date of the closing of the sale of the Notes (the "Closing Date") with, or on behalf of, The Depository Trust Company (the "Depositary") and registered in the name of Cede & Co., as nominee of the Depositary.

    The Company has been advised that the Depositary is a limited-purpose trust company organized under the New York Banking Law, a "banking organization" within the meaning of the New York Banking Law, a member of the Federal Reserve System, a "clearing corporation" within the meaning of the New York Uniform Commercial Code, and a "clearing agency" registered pursuant to the provisions of Section 17A of the Exchange Act. The Depositary holds securities that its participants ("Participants") deposit with it. The Depositary also facilitates the settlement among Participants of securities transactions, such as transfers and pledges, in deposited securities through electronic computerized book-entry changes in Participants' accounts, thereby eliminating the need for physical movement of securities certificates. Direct Participants include securities brokers and dealers, banks, trust companies, clearing corporations, and certain other organizations ("Direct Participants"). The Depositary is owned by a number of its Direct Participants and by the New York Stock Exchange, Inc., the American Stock Exchange, Inc. and the National Association of Securities Dealers, Inc. Access to the Depository Trust Company system is also available to others such as securities brokers and dealers, banks and trust companies that clear through or maintain a custodial relationship with a Direct Participant, either directly or indirectly ("Indirect Participants"). The rules applicable to the Depositary and its Participants are on file with the Commission.

    The Company expects that pursuant to procedures established by the Depositary (i) upon deposit of the Global Notes, the Depositary will credit the accounts of Participants designated by the Underwriters with an interest in the Global Notes and (ii) ownership of the Notes evidenced by the Global Notes will be shown on, and the transfer of ownership thereof will be effected only through, records maintained by the Depositary (with respect to the interests of Participants), the Participants and the Indirect Participants.

    So long as the Depositary or its nominee is the registered owner of a Note, the Depositary or such nominee, as the case may be, will be considered the sole owner or holder of the Notes represented by the Global Note for all purposes under the Senior Indenture. Except as provided below, owners of beneficial interests in a Global Note will not be entitled to have Notes represented by such Global Note registered in their names, will not receive or be entitled to receive physical delivery of certificated notes (the "Certificated Notes"), and will not be considered the owners or holders thereof under the Senior Indenture for any purpose, including with respect to the giving of any directions, instructions or approvals to the Trustee thereunder. As a result, the ability of a person having a beneficial interest in Notes represented by a Global Note to pledge such interest to persons or entities that do not participate in the Depositary's system, or to otherwise take actions with respect to such interest, may be affected by the lack of a physical certificate evidencing such interest. The Company understands that under existing practices, if the Company requests any action of Holders or if an owner of a beneficial interest in a Global Note desires to give any notice or take any action a Holder is entitled to give or take under the Senior Indenture, the Depositary would authorize the Participants to give such notice or take such action, and Participants would authorize beneficial owners owning through such Participants to give such notice or take such action or would otherwise act upon the instructions of beneficial owners owning through them. Issuance of the Notes in book-entry form may reduce the liquidity of such Notes in the secondary trading market because investors may be unwilling to purchase Notes for which they cannot obtain physical certificates.

    Neither the Company nor the Trustee will have any responsibility or liability for any aspect of the records relating to or payments made on account of Notes by the Depositary, or for maintaining, supervising or reviewing any records of the Depositary relating to the Notes.

    Payments with respect to the principal of, premium, if any, and interest on, any Note represented by a Global Note registered in the name of the Depositary or its nominee on the applicable record date will be payable by the Trustee to or at the direction of the Depositary or its nominee in its capacity as the registered Holder of the Global Note representing the Notes under the Senior Indenture. Under the terms of the Senior Indenture, the Company and the Trustee may treat the persons in whose names the Notes, including the Global Notes, are registered as the owners thereof for the purpose of receiving such payments and for any and all other purposes whatsoever. Consequently, neither the Company nor the Trustee has or will have any responsibility or liability for the payment of such amounts to beneficial owners of Notes (including principal, premium, if any, or interest), or to immediately credit the accounts of the relevant Participants with such payment, in amounts proportionate to their respective holdings in principal amount of beneficial interests in the Global Notes as shown on the records of the Depositary. Payments by the Participants and the Indirect Participants to the beneficial owners will be governed by standing instructions and customary practice and will be the sole responsibility of the Participants or the Indirect Participants.

CERTIFICATED NOTES

    If (i) the Company notifies the Trustee in writing that the Depositary is no longer willing or able to act as a depositary and the Company is unable to locate a qualified successor, (ii) the Company, at its option, notifies the Trustee in writing that it elects to cause the issuance of Notes in definitive form under the Senior Indenture or (iii) there shall have occurred and be continuing an Event of Default with respect to the Notes, then, upon surrender by the Depositary of the Global Notes, Certificated Notes will be issued to each person that the Depositary identifies as the beneficial owner of the Notes represented by a Global Note. Upon any such issuance, the Trustee is required to register such Certificated Notes in the name of such person or persons (or the nominee of any thereof), and cause the same to be delivered thereto. Certificated Notes may be presented for registration or exchange at the offices of the Company required to be maintained under the Senior Indenture for such purposes.

    Neither the Company nor the Trustee shall be liable for any delay by the Depositary or any Participant or Indirect Participant in identifying the beneficial owners of the Notes, and the Company and the Trustee may conclusively rely on, and shall be protected in relying on, instructions from the Depositary for all purposes (including with respect to the registration and delivery, and the respective principal amounts, of the Notes to be issued).

    The information in this and the preceding section concerning the Depositary and the Depositary's book-entry system has been obtained from sources that the Company believes to be reliable. The Company will have no responsibility for the performance by the Depositary, its Participants or the Indirect Participants of their respective obligations as described hereunder or under the rules and procedures governing their respective operations.

SAME-DAY FUNDS SETTLEMENT AND PAYMENT

    Payments in respect of the Notes represented by a Global Note (including principal, premium, if any, and interest) will be made by wire transfer of immediately available funds to the accounts specified by the Depositary. With respect to Notes represented by Certificated Notes, all payments (including principal, premium, if any, and interest) will be made at the office or agency of the Company maintained for such purpose, which office or agency shall be maintained in the Borough of Manhattan, The City of New York, except that, at the option of the Company, any payments of interest may be made by mailing a check on or before the due date to the address of the person entitled thereto as such address shall appear in the Security Register. The Notes will trade in the Depositary's Same-Day Funds Settlement System until maturity, or until the Notes are issued in certificated form, and secondary market trading activity in the Notes will therefore be required by the Depositary to settle in immediately available funds. No assurance can be given as to the effect, if any, of settlement in immediately available funds on trading activity in the Notes.

                                  UNDERWRITING

    Subject to the terms and conditions contained in the Underwriting Agreement relating to the Notes (the "Underwriting Agreement"), the Company has agreed to sell to the several Underwriters named below (the "Underwriters"), and the several Underwriters have agreed to purchase from the Company, the principal amounts of Notes set forth opposite their names below:

                                                                                                 PRINCIPAL AMOUNT
                                         UNDERWRITERS                                                OF NOTES
Donaldson, Lufkin & Jenrette Securities Corporation...........................................   $    120,000,000
Credit Suisse First Boston Corporation........................................................        120,000,000
Goldman, Sachs & Co...........................................................................        120,000,000
Merrill Lynch, Pierce, Fenner & Smith
          Incorporated........................................................................        120,000,000
Salomon Brothers Inc..........................................................................        120,000,000
                                                                                                ------------------
  Total.......................................................................................   $    600,000,000
                                                                                                ------------------
                                                                                                ------------------

    The Underwriting Agreement provides that the obligations of the several Underwriters to purchase and accept delivery of the Notes offered hereby are subject to approval of certain legal matters by counsel and to certain other conditions. If any of the Notes are purchased by the Underwriters pursuant to the Underwriting Agreement, all the Notes must be purchased.

    The Company has agreed to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act of 1933, as amended, or to contribute to payments that the Underwriters may be required to make in respect hereof.

    The Underwriters have advised the Company that they propose initially to offer the Notes to the public at the public offering price set forth on the cover page of this Prospectus Supplement, and to certain dealers (who may include the Underwriters) at such price, less a concession not in excess of 0.50% of the principal amount of the Notes. The Underwriters may allow, and such dealers may re-allow, discounts not in excess of 0.35% of the principal amount of the Notes to any other Underwriter and certain other dealers. After the initial offering, the offering price and other selling terms of the Notes may be changed by the Underwriters.

    In connection with the Offering, the Underwriters may engage in transactions that stabilize, maintain or otherwise affect the price of the Notes. Specifically, the Underwriters may overallot the Offering, creating a syndicate short position. Underwriters may bid for and purchase the Notes in the open market to cover such a syndicate short position. In addition, the Underwriters may bid for and purchase the Notes in the open market to stabilize the price of the Notes. These activities may stabilize or maintain the market price of the Notes above independent market levels. The Underwriters are not required to engage in these activities and may end these activities at any time.

    The Notes will constitute a new issue of securities with no established trading market. The Notes will not be listed on any securities exchange and there can be no assurance that there will be a secondary market for the Notes. From time to time, one or more of the Underwriters may make a market in the Notes; however, at this time no determination has been made as to whether any of the Underwriters will make a market in the Notes. Accordingly, there can be no assurance as to whether an active trading market for any of the Notes will develop or as to the liquidity of any trading market for the Notes.

    In the ordinary course of their respective businesses, certain of the Underwriters and their affiliates have engaged, and in the future may engage, in investment banking and commercial banking services for the Company. Donaldson, Lufkin & Jenrette Securities Corporation served as financial advisor to the Company in connection with the Merger and was paid customary fees in connection therewith. Merrill Lynch, Pierce, Fenner and Smith Incorporated served as financial advisor to Waste Management in connection with the Merger and was paid customary fees in connection therewith. Donaldson, Lufkin &

Jenrette Securities Corporation was lead manager, and Merrill Lynch, Pierce, Fenner & Smith Incorporated was a co-manager in a public offering of senior notes of the Company completed in December 1997. Donaldson, Lufkin & Jenrette Securities Corporation was lead manager, and Merrill Lynch, Pierce, Fenner & Smith Incorporated was a co-manager in a public offering of senior notes of the Company completed in September 1997. See "Use of Proceeds."

                                 LEGAL MATTERS

    The validity of the Notes offered hereby will be passed upon for the Company by Liddell, Sapp, Zivley, Hill & LaBoon, L.L.P., Houston, Texas, and certain legal matters will be passed upon for the underwriters by McDermott, Will & Emery, Chicago, Illinois.

                         INDEX TO FINANCIAL STATEMENTS
                         USA WASTE AND WASTE MANAGEMENT
          COMBINED UNAUDITED PRO FORMA CONDENSED FINANCIAL STATEMENTS

                                                                                                               PAGE
General....................................................................................................        F-2

Combined Unaudited Pro Forma Condensed Balance Sheet as of March 31, 1998..................................        F-3

Combined Unaudited Pro Forma Condensed Statement of Operations for the Three Months Ended March 31, 1998...        F-5

Combined Unaudited Pro Forma Condensed Statement of Operations for the Year Ended December 31, 1997........        F-6

Combined Unaudited Pro Forma Condensed Statement of Operations for the Year Ended December 31, 1996........        F-7

Combined Unaudited Pro Forma Condensed Statement of Operations for the Year Ended December 31, 1995........        F-8

Notes to Combined Unaudited Pro Forma Condensed Financial Statements.......................................        F-9

                         USA WASTE AND WASTE MANAGEMENT
          COMBINED UNAUDITED PRO FORMA CONDENSED FINANCIAL STATEMENTS

    The following combined unaudited pro forma condensed financial statements are based upon the historical financial statements of USA Waste and of Waste Management and should be read in conjunction with those financial statements and related notes. Such financial statements, as previously filed with the Commission under the Exchange Act, are incorporated by reference in this Prospectus Supplement and the accompanying Prospectus. These combined unaudited pro forma condensed financial statements give effect to the Merger by combining the balance sheets and results of operations of USA Waste and Waste Management using the pooling of interests method of accounting as if the companies had been combined since their inception and as if Waste Management had issued 20 million shares of Waste Management Common Stock as of March 31, 1998. The combined unaudited pro forma condensed financial information is presented for illustrative purposes only and is not necessarily indicative of the operating results or financial position that would have been achieved had the Merger been consummated as of the beginning of the periods presented, nor is it necessarily indicative of the future operating results or financial position of New Waste Management. The combined unaudited pro forma condensed financial information does not give effect to any possible divestitures of business units which may be required by the antitrust regulatory authorities or to any cost savings which may result from the integration of USA Waste's and Waste Management's operations, nor does such information include the nonrecurring costs directly related to the Merger which are expected to be included in operations of New Waste Management within the 12 months following the Merger. Such nonrecurring costs have yet to be determined; however, such costs are expected to be significant.

                         USA WASTE AND WASTE MANAGEMENT
              COMBINED UNAUDITED PRO FORMA CONDENSED BALANCE SHEET

                                 MARCH 31, 1998

    The following combined unaudited pro forma condensed balance sheet presents the combined financial position of USA Waste and Waste Management as of March 31, 1998. Such unaudited pro forma combined condensed balance sheet is based on the historical balance sheets of USA Waste and Waste Management as of March 31, 1998, after giving effect to the Merger using the pooling of interests method of accounting and to the pro forma adjustments as described in the notes to combined pro forma condensed financial statements.

                                                                     WASTE         PRO FORMA       COMBINED
                                                     USA WASTE    MANAGEMENT      ADJUSTMENTS      PRO FORMA
                                                    -----------  -------------  ---------------   -----------
                                                       (IN THOUSANDS, EXCEPT SHARE AND PAR VALUE AMOUNTS)
                      ASSETS
Current assets:
  Cash and cash equivalents.......................  $   46,260   $     311,861   $  --            $   358,121
  Short-term investments..........................      --               3,053      --                  3,053
  Accounts receivable, net........................     468,619       1,448,797      --              1,917,416
  Notes and other receivables.....................      56,321          26,577      --                 82,898
  Deferred income taxes...........................      46,196        --            --                 46,196
  Costs and estimated earnings in excess of
    billings on uncompleted contracts.............      --             158,964      --                158,964
  Prepaid expenses and other......................      58,891         230,374      --                289,265
                                                    -----------  -------------  ---------------   -----------
      Total current assets........................     676,287       2,179,626      --              2,855,913
Notes and other receivables.......................      22,951         100,044      --                122,995
Property and equipment, net.......................   4,601,573       7,126,426     (10,922)(a)     11,617,441
                                                                                   (99,636)(b)
Excess of cost over net assets of acquired
  businesses, net.................................   1,905,285       3,674,333     (66,464)(a)      5,513,154
Other intangible assets, net......................     126,526          11,746      --                138,272
Net assets of continuing businesses held for
  sale............................................      --             137,995      --                137,995
Other assets......................................     256,783         633,830     (28,124)(c)        862,489
                                                    -----------  -------------  ---------------   -----------
      Total assets................................  $7,589,405   $  13,864,000   $(205,146)       $21,248,259
                                                    -----------  -------------  ---------------   -----------
                                                    -----------  -------------  ---------------   -----------

       LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
  Accounts payable................................  $  196,735   $     687,419   $  --            $   884,154
  Accrued liabilities.............................     185,631       1,683,398      --              1,869,029
  Obligation to former Wheelabrator Technologies
    Inc. shareholders.............................      --             876,232    (614,400)(d)        261,832
  Deferred revenues...............................      69,484         236,339      --                305,823
  Current maturities of long-term debt............      46,527       1,025,685      --              1,072,212
                                                    -----------  -------------  ---------------   -----------
      Total current liabilities...................     498,377       4,509,073    (614,400)         4,393,050
Long-term debt, less current maturities...........   3,584,887       5,398,132      --              8,983,019
Deferred income taxes.............................     323,320         216,797     (25,029)(a)        520,293
                                                                                     5,205(b)
Closure, post-closure, and other liabilities......     407,699       1,645,663     (85,557)(b)      1,967,805
                                                    -----------  -------------  ---------------   -----------
      Total liabilities...........................   4,814,283      11,769,665    (719,781)        15,864,167
                                                    -----------  -------------  ---------------   -----------
Minority interest in subsidiaries.................      --             739,442      --                739,442
                                                    -----------  -------------  ---------------   -----------

                         USA WASTE AND WASTE MANAGEMENT
        COMBINED UNAUDITED PRO FORMA CONDENSED BALANCE SHEET (CONTINUED)

                                 MARCH 31, 1998

                                                                     WASTE         PRO FORMA       COMBINED
                                                     USA WASTE    MANAGEMENT      ADJUSTMENTS      PRO FORMA
                                                    -----------  -------------  ---------------   -----------
                                                       (IN THOUSANDS, EXCEPT SHARE AND PAR VALUE AMOUNTS)

Commitments and contingencies

Stockholders' equity:
  Preferred stock:
    USA Waste: $.01 par value; 10,000,000 shares
      authorized; none issued.....................      --              --             --                 --
    Waste Management: $1 par value; 50,000,000
      shares authorized; none outstanding.........      --              --             --                 --
  Common stock:
    USA Waste: $.01 par value, 500,000,000 shares
      authorized; historical 219,834,550 shares
      (572,269,938 pro forma shares) issued.......       2,198          --              3,525(d)            5,723
    Waste Management: $1 par value; 1,500,000,000
      shares authorized; 507,101,744 shares
      issued......................................      --               507,102     (507,102)(d)         --
  Additional paid-in capital......................   2,436,447           990,270      (11,250)(c)       3,267,468
                                                                                     (147,999)(d)
  Retained earnings...............................     374,459         1,730,516      (34,888)(a)       2,033,929
                                                                                      (19,284)(b)
                                                                                      (16,874)(c)
  Accumulated other comprehensive income..........     (37,498)         --           (278,800)(e)        (316,298)
  Foreign currency translation adjustment.........      --              (253,938)     (17,469)(a)         --
                                                                                      271,407(e)
  Treasury stock:
    USA Waste: 23,485 shares, at cost.............        (484)         --             --                    (484)
    Waste Management: 40,983,967 shares, at
      cost........................................      --            (1,265,976)   1,265,976(d)          --
  Restricted stock unearned compensation..........      --               (10,252)      --                 (10,252)
  Employee stock benefit trust; 10,886,361 WMI
    shares, at market (7,892,612 pro forma
    shares).......................................      --              (335,436)      --                (335,436)
  Minimum pension liability.......................      --                (7,393)       7,393(e)          --
                                                    -----------   --------------   ---------------   ------------
    Total stockholders' equity....................   2,775,122         1,354,893      514,635           4,644,650
                                                    -----------   --------------   ---------------   ------------
    Total liabilities and stockholders' equity....  $7,589,405    $   13,864,000    $(205,146)       $ 21,248,259
                                                    -----------   --------------   ---------------   ------------
                                                    -----------   --------------   ---------------   ------------

   See notes to combined unaudited pro forma condensed financial statements.

                         USA WASTE AND WASTE MANAGEMENT
                     COMBINED UNAUDITED PRO FORMA CONDENSED
                            STATEMENT OF OPERATIONS

    The following combined unaudited pro forma condensed statement of operations for the three months ended March 31, 1998 was prepared based on the historical statements of operations of USA Waste and Waste Management for such period after giving effect to the Merger using the pooling of interests method of accounting and to the pro forma adjustments described in the notes to combined unaudited pro forma condensed financial statements.

                                                               THREE MONTHS ENDED MARCH 31, 1998
                                                    --------------------------------------------------------
                                                                   WASTE         PRO FORMA        COMBINED
                                                    USA WASTE   MANAGEMENT      ADJUSTMENTS      PRO FORMA
                                                    ---------   -----------   ---------------   ------------
                                                            (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)
Operating revenues................................  $769,440    $2,131,621     $  --               2,901,061
                                                    ---------   -----------   ---------------   ------------
Costs and expenses:
  Operating (exclusive of depreciation and
    amortization shown below).....................   397,492     1,621,985         3,785(b)        1,757,707
                                                                                (265,555)(f)
  General and administrative......................    81,916       263,882          (217)(f)         345,581
  Depreciation and amortization...................    86,110        --              (424)(a)         351,458
                                                                                 265,772(f)
Loss from continuing operations held for sale,
  net of minority interest........................     --            2,416        --                   2,416
                                                    ---------   -----------   ---------------   ------------
                                                     565,518     1,888,283         3,361           2,457,162
                                                    ---------   -----------   ---------------   ------------
Income from operations............................   203,922       243,338        (3,361)            443,899
                                                    ---------   -----------   ---------------   ------------
Other income (expenses):
  Interest expense................................   (38,368)     (115,574)       --                (153,942)
  Interest income.................................     1,799         4,310        --                   6,109
  Minority interest...............................     --          (25,302)       --                 (25,302)
  Other income, net...............................    34,251        64,196       (28,124)(c)          70,323
                                                    ---------   -----------   ---------------   ------------
                                                      (2,318)      (72,370)      (28,124)           (102,812)
                                                    ---------   -----------   ---------------   ------------
Income before income taxes........................   201,604       170,968       (31,485)            341,087
Provision for income taxes........................    80,642        96,551           170(a)          161,815
                                                                                  (4,298)(b)
                                                                                 (11,250)(c)
                                                    ---------   -----------   ---------------   ------------
Net income........................................  $120,962    $   74,417     $ (16,107)       $    179,272
                                                    ---------   -----------   ---------------   ------------
                                                    ---------   -----------   ---------------   ------------
Basic earnings per common share...................  $   0.55    $     0.16                      $       0.33
                                                    ---------   -----------                     ------------
                                                    ---------   -----------                     ------------
Diluted earnings per common share.................  $   0.52    $     0.16                      $       0.32
                                                    ---------   -----------                     ------------
                                                    ---------   -----------                     ------------
Weighted average number of common shares
  outstanding.....................................   219,201       455,096      (125,151)(g)         549,146
                                                    ---------   -----------   ---------------   ------------
                                                    ---------   -----------   ---------------   ------------
Weighted average number of common and dilutive
  potential common shares outstanding.............   244,250       455,296      (125,206)(g)         574,340
                                                    ---------   -----------   ---------------   ------------
                                                    ---------   -----------   ---------------   ------------

   See notes to combined unaudited pro forma condensed financial statements.

                         USA WASTE AND WASTE MANAGEMENT
                     COMBINED UNAUDITED PRO FORMA CONDENSED
                            STATEMENT OF OPERATIONS

    The following combined unaudited pro forma condensed statement of operations for the year ended December 31, 1997 was prepared based on the historical statements of operations of USA Waste and Waste Management for such year after giving effect to the Merger using the pooling of interests method of accounting and to the pro forma adjustments described in the notes to combined unaudited pro forma condensed financial statements.

                                                                   YEAR ENDED DECEMBER 31, 1997
                                                    -----------------------------------------------------------
                                                                     WASTE          PRO FORMA        COMBINED
                                                     USA WASTE     MANAGEMENT      ADJUSTMENTS      PRO FORMA
                                                    -----------   ------------   ---------------   ------------
                                                             (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)
Operating revenues................................  $ 2,613,768   $  9,188,582   $   --            $ 11,802,350
                                                    -----------   ------------   ---------------   ------------
Costs and expenses:
  Operating (exclusive of depreciation and
    amortization shown below).....................    1,345,769      7,195,376       17,766(b)        7,479,745
                                                                                 (1,079,166)(f)
  General and administrative......................      284,946      1,129,237         (939)(f)       1,413,244
  Depreciation and amortization...................      303,241        --              (990)(a)       1,382,356
                                                                                  1,080,105(f)
  Merger costs....................................      109,411        --            --                 109,411
  Unusual items...................................       24,720      1,626,252       --               1,650,972
Loss from continuing operations held for sale,
  net of minority interest........................      --               9,930       --                   9,930
                                                    -----------   ------------   ---------------   ------------
                                                      2,068,087      9,960,795       16,776          12,045,658
                                                    -----------   ------------   ---------------   ------------
Income (loss) from operations.....................      545,681       (772,213)     (16,776)           (243,308)
                                                    -----------   ------------   ---------------   ------------
Other income (expense):
  Interest expense................................     (104,261)      (446,888)      --                (551,149)
  Interest income.................................        7,634         37,580       --                  45,214
  Minority interest...............................      --             (45,442)      --                 (45,442)
  Other income, net...............................       14,213        173,290      (61,331)(a)         126,172
                                                    -----------   ------------   ---------------   ------------
                                                        (82,414)      (281,460)     (61,331)           (425,205)
                                                    -----------   ------------   ---------------   ------------
Income (loss) from continuing operations before
  income taxes....................................      463,267     (1,053,673)     (78,107)           (668,513)
Provision for income taxes........................      189,944        215,667      (25,199)(a)         361,464
                                                                                    (18,948)(b)
                                                    -----------   ------------   ---------------   ------------
Income (loss) from continuing operations..........  $   273,323   $ (1,269,340)  $  (33,960)       $ (1,029,977)
                                                    -----------   ------------   ---------------   ------------
                                                    -----------   ------------   ---------------   ------------
Basic earnings (loss) per common share from
  continuing operations...........................  $      1.31   $      (2.72)                    $      (1.88)
                                                    -----------   ------------                     ------------
                                                    -----------   ------------                     ------------
Diluted earnings (loss) per common share from
  continuing operations...........................  $      1.26   $      (2.72)                    $      (1.88)
                                                    -----------   ------------                     ------------
                                                    -----------   ------------                     ------------
Weighted average number of common shares
  outstanding.....................................      208,246        466,601     (128,315)(g)         546,532
                                                    -----------   ------------   ---------------   ------------
                                                    -----------   ------------   ---------------   ------------
Weighted average number of common and dilutive
  potential common shares outstanding.............      233,371        466,601     (153,440)(g)         546,532
                                                    -----------   ------------   ---------------   ------------
                                                    -----------   ------------   ---------------   ------------

   See notes to combined unaudited pro forma condensed financial statements.

                         USA WASTE AND WASTE MANAGEMENT
                     COMBINED UNAUDITED PRO FORMA CONDENSED
                            STATEMENT OF OPERATIONS

The following combined unaudited pro forma condensed statement of operations for the year ended December 31, 1996 was prepared based on the historical statements of operations of USA Waste and Waste Management for such year after giving effect to the Merger using the pooling of interests method of accounting and to the pro forma adjustments described in the notes to combined unaudited pro forma condensed financial statements.

                                                                    YEAR ENDED DECEMBER 31, 1996
                                                    -------------------------------------------------------------
                                                                     WASTE         PRO FORMA           COMBINED
                                                     USA WASTE    MANAGEMENT      ADJUSTMENTS         PRO FORMA
                                                    -----------   -----------   ---------------      ------------
                                                              (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)
Operating revenues................................  $ 1,649,131   $9,225,636    $     --             $ 10,874,767
                                                    -----------   -----------   ---------------      ------------
Costs and expenses:
  Operating (exclusive of depreciation and
    amortization shown below).....................      881,401    6,660,766             21,135(b)      6,498,708
                                                                                     (1,064,594)(f)
  General and administrative......................      200,101    1,095,459             (1,089)(f)     1,294,471
  Depreciation and amortization...................      191,044       --              1,065,683(f)      1,256,727
  Merger costs....................................      126,626       --              --                  126,626
  Unusual items...................................       63,800      435,464          --                  499,264
Income from continuing operations held for sale,
  net of minority interest........................      --              (315)         --                     (315)
                                                    -----------   -----------   ---------------      ------------
                                                      1,462,972    8,191,374             21,135         9,675,481
                                                    -----------   -----------   ---------------      ------------
Income from operations............................      186,159    1,034,262            (21,135)        1,199,286
                                                    -----------   -----------   ---------------      ------------
Other income (expense):
  Interest expense................................      (60,497)    (462,424)         --                 (522,921)
  Interest income.................................        6,699       27,904          --                   34,603
  Minority interest...............................      --           (41,289)         --                  (41,289)
  Other income, net...............................        6,376      102,014          --                  108,390
                                                    -----------   -----------   ---------------      ------------
                                                        (47,422)    (373,795)         --                 (421,217)
                                                    -----------   -----------   ---------------      ------------
Income from continuing operations before income
  taxes...........................................      138,737      660,467            (21,135)          778,069
Provision for income taxes........................       70,398      436,473            (20,255)(b)       486,616
                                                    -----------   -----------   ---------------      ------------
Income from continuing operations.................  $    68,339   $  223,994    $          (880)     $    291,453
                                                    -----------   -----------   ---------------      ------------
                                                    -----------   -----------   ---------------      ------------
Basic earnings per common share from continuing
  operations......................................  $      0.39   $     0.46                         $       0.55
                                                    -----------   -----------                        ------------
                                                    -----------   -----------                        ------------
Diluted earnings per common share from continuing
  operations......................................  $      0.37   $     0.46                         $       0.54
                                                    -----------   -----------                        ------------
                                                    -----------   -----------                        ------------
Weighted average number of common shares
  outstanding.....................................      173,993      489,171           (134,522)(g)       528,642
                                                    -----------   -----------   ---------------      ------------
                                                    -----------   -----------   ---------------      ------------
Weighted average number of common and dilutive
  potential common shares outstanding.............      182,680      490,029           (134,758)(g)       537,951
                                                    -----------   -----------   ---------------      ------------
                                                    -----------   -----------   ---------------      ------------

   See notes to combined unaudited pro forma condensed financial statements.

                         USA WASTE AND WASTE MANAGEMENT
                     COMBINED UNAUDITED PRO FORMA CONDENSED
                            STATEMENT OF OPERATIONS

The following combined unaudited pro forma condensed statement of operations for the year ended December 31, 1995 was prepared based on the historical statements of operations of USA Waste and Waste Management for such year after giving effect to the Merger using the pooling of interests method of accounting and to the pro forma adjustments described in the notes to combined unaudited pro forma condensed financial statements.

                                                                                YEAR ENDED DECEMBER 31, 1995
                                                                        ---------------------------------------------
                                                                                          WASTE         PRO FORMA
                                                                         USA WASTE     MANAGEMENT      ADJUSTMENTS
                                                                        ------------   -----------   ----------------
                                                                          (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

Operating revenues....................................................  $  1,216,082   $9,100,225     $     --
                                                                        ------------   -----------   ----------------
Costs and expenses:
  Operating (exclusive of depreciation and amortization shown
    below)............................................................       672,117    6,514,932              22,924(b)
                                                                                                           (1,033,777)(f)
  General and administrative..........................................       169,686    1,091,747              (1,241)(f)
  Depreciation and amortization.......................................       143,878       --               1,035,018(f)
  Merger costs........................................................        26,539       --               --
  Unusual items.......................................................         4,733      389,359           --
Income from continuing operations held for sale, net of minority
  interest............................................................       --           (25,110)          --
                                                                        ------------   -----------   ----------------
                                                                           1,016,953    7,970,928              22,924
                                                                        ------------   -----------   ----------------
Income from operations................................................       199,129    1,129,297             (22,924)
                                                                        ------------   -----------   ----------------
Other income (expense):
  Interest expense:
    Nonrecurring......................................................       (10,994)      --               --
    Other.............................................................       (58,619)    (463,861)          --
  Interest income.....................................................         6,682       34,883           --
  Minority interest...................................................       --           (81,367)          --
  Other income, net...................................................         4,891      252,695           --
                                                                        ------------   -----------   ----------------
                                                                             (58,040)    (257,650)          --
                                                                        ------------   -----------   ----------------
Income from continuing operations before income taxes.................       141,089      871,647             (22,924)
Provision for income taxes............................................        60,313      451,741             (19,169)(b)
                                                                        ------------   -----------   ----------------
Income from continuing operations.....................................  $     80,776   $  419,906     $        (3,755)
                                                                        ------------   -----------   ----------------
                                                                        ------------   -----------   ----------------
Basic earnings per common share from continuing operations............  $       0.56   $     0.86
                                                                        ------------   -----------
                                                                        ------------   -----------
Diluted earnings per common share from continuing
  operations..........................................................  $       0.54   $     0.86
                                                                        ------------   -----------
                                                                        ------------   -----------
Weighted average number of common shares outstanding..................       143,346      485,346            (133,470)(g)
                                                                        ------------   -----------   ----------------
                                                                        ------------   -----------   ----------------
Weighted average number of common and dilutive potential common shares
  outstanding.........................................................       150,575      500,312            (137,586)(g)
                                                                        ------------   -----------   ----------------
                                                                        ------------   -----------   ----------------


                                                                          COMBINED
                                                                         PRO FORMA
                                                                        ------------

Operating revenues....................................................  $ 10,316,307
                                                                        ------------
Costs and expenses:
  Operating (exclusive of depreciation and amortization shown
    below)............................................................     6,176,196

  General and administrative..........................................     1,260,192
  Depreciation and amortization.......................................     1,178,896
  Merger costs........................................................        26,539
  Unusual items.......................................................       394,092
Income from continuing operations held for sale, net of minority
  interest............................................................       (25,110)
                                                                        ------------
                                                                           9,010,805
                                                                        ------------
Income from operations................................................     1,305,502
                                                                        ------------
Other income (expense):
  Interest expense:
    Nonrecurring......................................................       (10,994)
    Other.............................................................      (522,480)
  Interest income.....................................................        41,565
  Minority interest...................................................       (81,367)
  Other income, net...................................................       257,586
                                                                        ------------
                                                                            (315,690)
                                                                        ------------
Income from continuing operations before income taxes.................       989,812
Provision for income taxes............................................       492,885
                                                                        ------------
Income from continuing operations.....................................  $    496,927
                                                                        ------------
                                                                        ------------
Basic earnings per common share from continuing operations............  $       1.00
                                                                        ------------
                                                                        ------------
Diluted earnings per common share from continuing
  operations..........................................................  $       0.99
                                                                        ------------
                                                                        ------------
Weighted average number of common shares outstanding..................       495,222
                                                                        ------------
                                                                        ------------
Weighted average number of common and dilutive potential common shares
  outstanding.........................................................       513,301
                                                                        ------------
                                                                        ------------

   See notes to combined unaudited pro forma condensed financial statements.

                         USA WASTE AND WASTE MANAGEMENT
                NOTES TO COMBINED UNAUDITED PRO FORMA CONDENSED
                              FINANCIAL STATEMENTS

1. BASIS OF PRESENTATION

    The combined unaudited pro forma condensed financial statements assume the issuance of USA Waste Common Stock in exchange for all outstanding Waste Management Common Stock. Such financial statements also assume that the Merger will be accounted for using the pooling of interests method of accounting pursuant to Opinion No. 16 of the Accounting Principles Board. The pooling of interests method of accounting assumes that the combining companies have been merged from their inception, and the historical financial statements for periods prior to consummation of the Merger are restated as though the companies had been combined from their inception.

    Pursuant to the rules and regulations of the Commission, the combined unaudited pro forma condensed statements of operations exclude the results of operations associated with discontinued businesses, extraordinary items and cumulative effects of accounting changes. The combined unaudited pro forma condensed financial statements do not give effect to any cost savings which may result from the integration of USA Waste's and Waste Management's operations, nor do they include the nonrecurring costs directly related to the Merger which are expected to be included in operations of New Waste Management within twelve months succeeding the Merger. Such nonrecurring costs have yet to be determined; however, such costs are expected to be significant.

    Certain reclassifications have been made to the historical financial statements of USA Waste and Waste Management to conform to the pro forma presentation. Such reclassifications are not material to the combined unaudited pro forma condensed financial statements.

2. PRO FORMA ADJUSTMENTS

    (a) In June 1997, Waste Management sold a majority of its Canadian solid waste businesses to USA Waste and, as a result of such sale, recorded a pre-tax gain of approximately $61,331,000. USA Waste accounted for this transaction as a purchase business combination and allocated the purchase price to the assets acquired and liabilities assumed accordingly. Assuming that USA Waste and Waste Management had been combined since their inception, the gain recorded by Waste Management in 1997 has been eliminated and the basis recorded by USA Waste for assets acquired and liabilities assumed has been restored to Waste Management's historical book value. In addition, the Combined Unaudited Pro Forma Condensed Statement of Operations for the year ended December 31, 1997 and the three months ended March 31, 1998 have been adjusted for the effect of lower amortization as a result of restoring the book basis of the assets acquired and liabilities assumed by USA Waste to the historical book value of Waste Management.

    (b) Adjustments have been made to conform the accounting for certain landfill related issues as if the companies had been combined since their inception. The net impact of those adjustments on income (loss) from continuing operations was an increase of $1,182,000 and $513,000 for the year ended December 31, 1997 and the three months ended March 31, 1998, respectively, and a decrease of $3,755,000 and $880,000 for the years ended December 31, 1995 and 1996, respectively.

    (c) In November 1997, USA Waste purchased a 49% limited partner interest in a limited partnership, which was formed for the purpose of acquiring shares of Waste Management Common Stock on the open market. The limited partnership purchased shares of Waste Management Common Stock during November 1997 and sold substantially all of such shares in March 1998. For the three months ended March 31, 1998, USA Waste recorded other income of $28,124,000 for its equity in the earnings of the limited partnership. An adjustment has been made to reverse USA Waste's equity in the earnings of the limited partnership to account for the transaction as if the companies had been combined since their inception.

    (d) The stockholders' equity accounts have been adjusted to reflect the assumed issuance of 352,435,388 shares of USA Waste Common Stock for the 486,117,777 shares of Waste Management Common Stock issued and outstanding based on an exchange ratio of 0.725 of a share of USA Waste Common Stock for each outstanding share of Waste Management Common Stock. The assumed issuance of shares considers the 507,101,744 shares of Waste Management Common Stock issued, the 40,983,967 shares of Waste Management Common Stock held in treasury that will be cancelled upon consummation of the Merger, and the 20 million shares of Waste Management Common Stock that were issued to reverse certain share repurchases effected by Waste Management. The 20 million shares of Waste Management Common Stock were assumed to be issued through a public sale at an offering price of $32 per share and net issuance costs of 4% with net proceeds of $614,400,000 used to reduce the obligation to former WTI stockholders. The actual proceeds from the Waste Management Common Stock offering did not differ materially from the amounts assumed. See Note 3 below. The actual number of shares of USA Waste Common Stock to be issued pursuant to the Merger will be based upon the number of shares of Waste Management Common Stock issued and outstanding immediately prior to the consummation of the Merger.

    (e) Adjustments have been made to reclassify Waste Management's foreign currency translation adjustment and minimum pension liability to accumulated other comprehensive income to conform to the presentation of USA Waste as if the companies had been combined since their inception.

    (f) Adjustments have been made to reclassify Waste Management's depreciation and amortization from operating expenses and general and administrative expenses to a separate line item to conform to the presentation of USA Waste as if the companies had been combined since their inception.

    (g) Pro forma basic earnings per common share for each period are based on the combined weighted average number of common shares outstanding, after giving effect to the issuance of 0.725 of a share of USA Waste Common Stock for each share of Waste Management Common Stock. Pro forma diluted earnings per common share for each period are based on the combined weighted average number of common and dilutive potential common shares outstanding, after giving effect to the issuance of 0.725 of a share of USA Waste Common Stock for each outstanding share of Waste Management Common Stock. The combined weighted average shares outstanding used in the pro forma basic and diluted earnings per share calculations are net of the shares of Waste Management Common Stock that are held by the Waste Management employee stock benefit trust and are treated similar to treasury shares for earnings per share calculation purposes. The combined pro forma diluted earnings per share for the year ended December 31, 1995 and the three months ended March 31, 1998 have been calculated assuming conversion of certain convertible debt, and therefore interest, net of taxes, of $9,100,000 and $5,014,000, respectively, has been added back to income from continuing operations for this calculation. The USA Waste diluted earnings per common share for the year ended December 31, 1997 includes 25,125,000 dilutive potential common shares that become antidilutive for purposes of calculating the combined pro forma diluted earnings per common share.

3. PRO FORMA EFFECT OF WASTE MANAGEMENT EQUITY OFFERING ON RESULTS OF OPERATIONS

    As previously discussed, in order for the Merger to qualify as a pooling of interests, approximately 20 million shares of Waste Management Common Stock were issued to reverse certain share repurchases effected by Waste Management. The 20 million shares were assumed to be issued at an offering price of $32 per share, with net issuance costs of 4% and net proceeds to Waste Management of $614,400,000. The actual proceeds from the Waste Management Common Stock offering did not differ materially from the

3. PRO FORMA EFFECT OF WASTE MANAGEMENT EQUITY OFFERING ON RESULTS OF OPERATIONS (CONTINUED) amounts assumed. The assumed proceeds from the sale of stock of $614,400,000, after payment of dividends on such stock based on the historical dividend rate, were used to reduce outstanding indebtedness at an average borrowing rate of 6%. The applicable tax rate is assumed to be 42%. The following table summarizes the pro forma effect of the equity offering as if the offering has occurred at the beginning of the periods presented in the Combined Unaudited Pro Forma Condensed Statements of Operations:

                                                                                                   THREE MONTHS
                                                                 YEAR ENDED DECEMBER 31,         ENDED MARCH 31,
                                                          -------------------------------------  ----------------
                                                             1995        1996         1997             1998
                                                          ----------  ----------  -------------  ----------------
                                                                 (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)
Pro forma income (loss) from continuing operations......  $  496,927  $  291,453  $  (1,029,977)   $    179,272
Decrease in interest expense as a result of equity
  offering, net of tax benefit..........................      20,964      20,943         20,915           5,316
                                                          ----------  ----------  -------------        --------
Pro forma income (loss) from continuing operations after
  equity offering.......................................  $  517,891  $  312,396  $  (1,009,062)   $    184,588
                                                          ----------  ----------  -------------        --------
                                                          ----------  ----------  -------------        --------
Pro forma basic earnings per common share from
  continuing operations after equity offering...........  $     1.02  $     0.58  $       (1.80)   $       0.33
                                                          ----------  ----------  -------------        --------
                                                          ----------  ----------  -------------        --------
Pro forma diluted earnings per common share from
  continuing operations after equity offering...........  $     1.00  $     0.57  $       (1.80)   $       0.32
                                                          ----------  ----------  -------------        --------
                                                          ----------  ----------  -------------        --------
Weighted average number of common shares outstanding
  after equity offering.................................     509,722     543,142        561,032         563,646
                                                          ----------  ----------  -------------        --------
                                                          ----------  ----------  -------------        --------
Weighted average number of common and potential dilutive
  shares outstanding after equity offering..............     527,801     552,451        561,032         588,840
                                                          ----------  ----------  -------------        --------
                                                          ----------  ----------  -------------        --------

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    NO DEALER, SALESPERSON OR OTHER PERSON HAS BEEN AUTHORIZED TO GIVE ANY
INFORMATION OR TO MAKE TO ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED OR INCORPORATED BY REFERENCE IN THIS PROSPECTUS SUPPLEMENT AND THE PROSPECTUS AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY OR ANY OF THE UNDERWRITERS. THIS PROSPECTUS SUPPLEMENT AND THE PROSPECTUS DO NOT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY THE SECURITIES OFFERED HEREBY BY ANYONE IN ANY JURISDICTION IN WHICH SUCH OFFER OR SOLICITATION IS NOT AUTHORIZED, OR IN WHICH THE PERSON MAKING SUCH OFFER OR SOLICITATION IS NOT QUALIFIED TO DO SO OR TO ANY PERSON TO WHOM IT IS UNLAWFUL TO MAKE SUCH OFFER OR SOLICITATION. NEITHER THE DELIVERY OF THIS PROSPECTUS SUPPLEMENT AND THE PROSPECTUS NOR ANY SALE MADE HEREUNDER AND THEREUNDER SHALL CREATE ANY IMPLICATION THAT THE INFORMATION CONTAINED HEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO ITS DATE.

                                ----------------

                               TABLE OF CONTENTS

            PROSPECTUS SUPPLEMENT              PAGE
Prospectus Supplement Summary................   S-3
Use of Proceeds..............................   S-6
Ratios of Earnings to Fixed Charges..........   S-6
Capitalization...............................   S-8
Selected Historical and Summary Combined
  Unaudited Pro Forma Condensed Financial
  Information................................   S-9
Description of the Notes.....................  S-13
Underwriting.................................  S-17
Legal Matters................................  S-18
Index to Financial Statements................   F-1

                 PROSPECTUS
Available Information........................     2
Incorporation of Certain Documents by
  Reference..................................     3
The Company..................................     4
Recent Developments..........................     4
Use of Proceeds..............................     4
Ratios of Earnings to Fixed Charges..........     5
Description of Debt Securities...............     5
Description of Capital Stock.................    29
Plan of Distribution.........................    30
Validity of Securities.......................    31
Experts......................................    31

                                  $600,000,000

                                   USA WASTE
                                 SERVICES, INC.

                            7% SENIOR NOTES DUE 2028

                         ------------------------------

                             PROSPECTUS SUPPLEMENT

                         ------------------------------

                          DONALDSON, LUFKIN & JENRETTE
                           CREDIT SUISSE FIRST BOSTON
                              GOLDMAN, SACHS & CO.
                              MERRILL LYNCH & CO.
                              SALOMON SMITH BARNEY

                                 JULY 14, 1998

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